FORM 6-K


             SECURITIES AND EXCHANGE COMMISSION


                   Washington, D.C. 20549


                  Report of Foreign Issuer

             Pursuant to Rule 13a-16 or 15d-16 of
             The Securities Exchange Act of 1934


                     Northern Rock plc
       (Translation of registrant's name into English)


                    Northern Rock House
                        Gosforth
                    Newcastle upon Tyne
                         England
                         NE3 4PL
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


               Form 20-F..X.. Form 40-F.....



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                     Yes ..... No ..X..


                          INDEX

Document

No. 1             FRN Variable Rate Fix dated 1 March 2004
No. 2             FRN Variable Rate Fix dated 1 March 2004
No. 3             FRN Variable Rate Fix dated 1 March 2004
No. 4             Doc re. Pricing Supplement dated 2 March 2004
No. 5             FRN Variable Rate Fix dated 3 March 2004
No. 6             FRN Variable Rate Fix dated 5 March 2004
No. 7             Doc re. Pricing Supplement dated 5 March 2004
No. 8             Doc re. Pricing Supplement dated 5 March 2004
No. 9             Director Shareholding dated 5 March 2004
No. 10            Doc re. Pricing Supplement dated 5 March 2004
No. 11            Doc re. Pricing Supplement dated 5 March 2004
No. 12            Doc re. Pricing Supplement dated 5 March 2004

Document No. 1

RE: NORTHERN ROCK BUILDING SOCIETY
    GBP 125,000,000.00
    MATURING: 01-Jun-2004
    ISSUE DATE: 02-May-2002
    ISIN: XS0146425102

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
01-Mar-2004 TO 01-Jun-2004 HAS BEEN FIXED AT 4.304060 PCT

INTEREST PAYABLE VALUE 01-Jun-2004 WILL AMOUNT TO:
GBP 108.49 PER GBP 10,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document No. 2

RE: NORTHERN ROCK PLC
    GBP 301,000.00
    MATURING: 05-Mar-2007
    ISSUE DATE: 25-Feb-2004
    ISIN: XS0187108898

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
25-Feb-2004 TO 07-Jun-2004 HAS BEEN FIXED AT 4.253750 PCT

INTEREST PAYABLE VALUE 07-Jun-2004 WILL AMOUNT TO:
GBP 12.00 PER GBP 1,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document No. 3

RE: NORTHERN ROCK PLC
    GBP 4,506,000.00
    MATURING: 25-Aug-2009
    ISSUE DATE: 25-Feb-2004
    ISIN: XS0187137640

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
25-Feb-2004 TO 25-May-2004 HAS BEEN FIXED AT 4.327500 PCT

INTEREST PAYABLE VALUE 25-May-2004 WILL AMOUNT TO:
GBP 10.67 PER GBP 1,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document No. 4

Pricing Supplement
Issuer:                        Northern Rock Plc
Series Number                  308
Description:                   GBP271,000
Currency/ Principal Amount:    Pounds Sterling
Issue Price:                   100 per cent
Specified Denomination         GBP1,000
Issue Date:                    30 January 2004
Maturity Date:                 1 February 2010
ISIN:                          XS0184659901

     A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's
                                Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade Canary Wharf
London
E14 5HS

Tel. no. (0)20 7676 1000

(Documents will normally be available for inspection within six normal business hours of this notice being given).

Document No. 5

RE: NORTHERN ROCK PLC
    EUR 850,000,000.00
    MATURING: 05-Mar-2007
    ISSUE DATE: 05-Mar-2002
    ISIN: XS0143907472

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
05-Mar-2004 TO 07-Jun-2004 HAS BEEN FIXED AT 2.207000 PCT

INTEREST PAYABLE VALUE 07-Jun-2004 WILL AMOUNT TO:
EUR 5.76 PER 1,000.00 DENOMINATION
EUR 57.6. PER 10,000.00 DENOMINATION
EUR 576.27 PER 100,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document No. 6

RE: NORTHERN ROCK BUILDING SOCIETY
    USD 17,649,000,000.00
    MATURING: 06-Sep-2005
    ISSUE DATE: 04-Sep-2001
    ISIN: XS0135159647

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
08-Mar-2004 TO 07-Jun-2004 HAS BEEN FIXED AT 1.170000 PCT.

INTEREST PAYABLE VALUE 07-Jun-2004 WILL AMOUNT TO:
USD 2.96 PER USD 1,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881.

Document No. 7

Pricing Supplement
Issuer:                        Northern Rock Plc
Series Number                  307
Description:                   JPY500,000,000
Currency/ Principal Amount:    Japanese Yen
Issue Price:                   99.05 per cent
Specified Denomination         JPY100,000,000
Issue Date:                    2 February 2004
Maturity Date:                 10 September 2007
ISIN:                          XS0185232567

     A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's
                                Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade Canary Wharf
London
E14 5HS

Tel. no. (0)20 7676 1000

(Documents will normally be available for inspection within six normal business hours of this notice being given).

Document No. 8

Pricing Supplement
Issuer:                        Northern Rock Plc
Series Number                  304
Description:                   GBP70,000,000
Currency/ Principal Amount:    Pounds Sterling
Issue Price:                   100 per cent
Specified Denomination         GBP10,000
Issue Date:                    2 February 2004
Maturity Date:                 31 January 2006
ISIN:                          XS0184271335

     A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's
                                Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade Canary Wharf
London
E14 5HS

Tel. no. (0)20 7676 1000

(Documents will normally be available for inspection within six normal business hours of this notice being given).

Document No. 9

                           NORTHERN ROCK PLC
                          EMPLOYEE SHARE OPTION SCHEME

Northern Rock plc (the Company) announces that on 5 March 2004 Carey Langlois Trust Company Limited as Trustees of the Northern Rock Employee Trust (a discretionary trust of which all employees of the Northern Rock Group are potential beneficiaries) transferred 6,250 Ordinary 25p Shares (Shares) in the Company at an exercise price of GBP6.18 per Share and 3,000 Shares in the Company at an exercise price of GBP6.41 per Share to individuals who have exercised share options granted to them under the Company's Employee Share Option Scheme (an Inland Revenue Approved Share Option Scheme under which options were granted to substantially all employees). The Executive Directors are deemed for Companies Act purposes to be interested in all Shares held by the Northern Rock Employee Trust.

Following this transaction, the Northern Rock Employee Trust holds a total of 5,620,969 Shares representing 1.33% of the Company's issued share capital.

Document No. 10

Pricing Supplement
Issuer:                        Northern Rock Plc
Series Number                  304
Description:                   GBP50,000,000
Currency/ Principal Amount:    Pounds Sterling
Issue Price:                   100.0018 per cent
Specified Denomination         GBP10,000
Issue Date:                    17 February 2004
Maturity Date:                 31 January 2006
ISIN:                          XS0186419502

     A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's
                                Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade Canary Wharf
London
E14 5HS

Tel. no. (0)20 7676 1000

(Documents will normally be available for inspection within six normal business hours of this notice being given).

Document No. 11

Pricing Supplement
Issuer:                        Northern Rock Plc
Series Number                  309
Description:                   GBP4,506,000
Currency/ Principal Amount:    Pounds Sterling
Issue Price:                   100.00 per cent
Specified Denomination         GBP1,000
Issue Date:                    25 February 2004
Maturity Date:                 25 August 2009
ISIN:                          XS0187137640

     A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's
                                Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade Canary Wharf
London
E14 5HS

Tel. no. (0)20 7676 1000

(Documents will normally be available for inspection within six normal business hours of this notice being given).

Document No. 12

Pricing Supplement
Issuer:                        Northern Rock Plc
Series Number                  310
Description:                   GBP301,000
Currency/ Principal Amount:    Pounds Sterling
Issue Price:                   100.00 per cent
Specified Denomination         GBP1,000
Issue Date:                    25 February 2004
Maturity Date:                 5 March 2007
ISIN:                          XS0187108898

     A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's
                                Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade Canary Wharf
London
E14 5HS

Tel. no. (0)20 7676 1000

(Documents will normally be available for inspection within six normal business hours of this notice being given).

                        SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                              Northern Rock plc
                                (Registrant)



Date:  08 March 2004            By:____J Shipley_____

                                Name:       J Shipley
                                Title:      Assistant Company Secretary